UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 9, 2023

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

fouth quarter ended on December 31, 2022 (“4Q2022”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.1 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation place us as one of the main midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP) and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of December 31, 2022

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, March 9, 2023

During the 4Q2022, total comprehensive income amounted to Ps. 5,358 million, or Ps. 7.12 per share (Ps. 35.59 per ADS), compared to a total comprehensive income of Ps. 13,160 million, or Ps. 17.48 per share (Ps. 87.41 per ADS) in the fourth quarter ended on December 31, 2021 (“4Q2021”).

Operating profit for 4Q2022 amounted to Ps. 9,826 million, Ps. 8,572 million below 4Q2021. This variation was mainly explained by:

➢Lower revenues amounting to Ps. 9,785 million (-20%), as revenues dropped in the Production and Commercialization of Natural Gas Liquids (Liquids) and Natural Gas Transportation segments amounting to Ps. 7,942 million and Ps. 2,280 million, respectively.

➢These effects were partially offset by lower Operating costs and administrative and selling expenses of Ps. 1,162 million.

Financial results recorded a negative variation of Ps. 2,165 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of December 31, 2022 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

4Q2022 highlights and subsequent events

•On January 4, 2023, a public hearing was held in which we presented our request for a transitory tariff adjustment of 135% since the last transitory tariff increase received in March 2022. As of the date of the issuance of this press release, ENARGAS has not issued the resolution approving the new tariff charts that contemplate such tariff adjustment.

•During February 2023, the expansion of Tratayén conditioning plant was partially completed with the installation of two Joules Thomson modules of 3.5 MMm3/d each. When the work is totally completed in the second quarter of 2023, the conditioning plant's capacity will increase to 15 MMm3/d.

Analysis of the results

Total revenues amounted to Ps. 39,611 million in 4Q2022, a Ps. 9,785 million decrease compared to Ps. 49,396 million in 4Q2021.

The breakdown of operating costs, administrative and selling expenses, for 4Q2022 and 4Q2021 is shown in the table below:

Operating costs and administrative and selling expenses decreased by approximately Ps. 1,162 million in 4Q2022 compared to 4Q2021. This variation was due to lower: (i) repair and maintenance expenses of Property, plant and equipment (“PPE”), (ii) services received from third parties and,  (iii) taxes, fees and contributions (mainly due to the decrease in tax on exports). These effects were partially offset by the increase in the cost of natural gas acquired for processing (higher price and consumption, partially offset by the effect of the restatement for inflation in accordance with IAS 29 - "Financial Reporting in Hyperinflationary Economies" ("IAS 29")).

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("(Loss) / Gain on monetary position") in a single separate line. In 4Q2022, the financial results experienced a negative variation of Ps. 2,165 million compared to 4Q2021. This variation is mainly due to a higher negative foreign exchange difference (during 4Q2022 a higher depreciation was recorded) and a loss on monetary position (as a consequence of a net monetary asset position and higher inflation rate) during 4Q2022.

Natural Gas Transportation

Operating (loss) / profit of the Natural Gas Transportation segment varied negatively by Ps. 514 million.

Natural gas transportation revenues accounted for approximately 22% of total revenues in 4Q2022 and 4Q2021, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represent approximately 80% and 78%, respectively, of the total revenues of this segment in 4Q2022 and 4Q2021.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

This tariff segment, subject to ENARGAS regulation, received its last tariff increase of 60% on March 1, 2022, following three years of no adjustments.

The decrease in the operating profit was mainly explained by lower revenues given the tariff adjustment, which were not enough to offset the negative variation associated with the inflation restatement effect under IAS 29 and the higher operating expenses.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 66% and 69% of total revenues in 4Q2022 and 4Q2021, respectively. During 4Q2022, production reached 331,352 tons, adding 13,966 tons more  than in 4Q2021).

Operating profit in this business segment during 4Q2022 was Ps. 7,777 million below 4Q2021, reaching Ps. 8,238 million (compared to Ps. 16,015 million recorded in 4Q2021). This variation stems mainly from lower revenues of Ps. 7,942 million, which was partially offset by lower export taxes of Ps. 405 million.

In terms of sales revenues, which amounted to Ps. 26,148 million in 4Q2022 (Ps. 34,090 million in 4Q2021), we highlight the impact of the restatement in accordance with IAS 29, which resulted in a decrease of Ps. 16,417 million, and the drop in international prices of Ps. 5,581 million. These effects were partially offset by the nominal variation in the exchange rate of Ps. 9,144 million, the higher ethane price of Ps. 2,181 million and additional volumes shipped of Ps. 1,689 million.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Total volumes dispatched increased 6%, or 20,122 tons, compared to 4Q2021. This increase was mainly due to higher volume exported.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services and Telecommunications

The Other Services business segment includes mainly services provided by tgs in Vaca Muerta, representing approximately 12% and 9% of our total revenues for 4Q2022 and 4Q2021, respectively.

Operating profit decreased by Ps. 275 million (or 36%) mainly given the higher operating costs, which were partially offset by higher revenues of Ps. 437 million in 4Q2022 compared to 4Q2021.

The increase in revenues was primarily explained by: (i) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 1,304 million, (ii) the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 750 million, and (iii) higher natural gas compression services for Ps. 269 million. These effects were partially offset by the impact of IAS 29 restatement of Ps. 2,093 million.

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Operating Information - Vaca Muerta System
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
MMm3/d
4Q2020
4Q2021
4Q2022
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of December 31, 2022, our net debt amounted to Ps. 12,172 million compared to Ps. 24,225 million as of December 31, 2021. Almost the total of our net financial debt is denominated in foreign currency for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 4Q2022 and 4Q2021 was as follows:

Below is a reconciliation of the free cash flows for the 4Q2022 and 4Q2021:

4Q2022 vs. 4Q2021

During 4Q2022, cash flow provided by operating activities amounted to Ps. 4,744 million, Ps. 13,152 million below 4Q2021, mainly due to the decrease in operating income before depreciation and higher income tax payments.

Cash flow used in investing activities amounted to Ps. 9,299 million in 4Q2022, compared to Ps. 12,313 million in 4Q2021. This variation was mainly due to lower payments for the acquisition of non-cash investments made during 4Q2022, which was partially offset by higher payments for the acquisition of PPE by Ps. 2,596 million.

Finally, cash flow provided financing activities were Ps. 185 million, while during 4Q2021 cash flows used in financing activities were Ps. 510 million.

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

4Q2022 earnings videoconference

We invite you to participate in the videoconference to discuss this 4Q2022 announcement on Friday March 10, 2023 at 9:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

In order for those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_GEUb3lJZRzuj9v5BMzhUDA

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2022 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the FY2022 and FY2021

(In million of Argentine Pesos)

	2022	2021
Cash flows provided by operating activities		
Total comprehensive income for the year	**32,318**	**40,772**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	19,573	18,721
Derivative financial instruments results	128	157
Disposal of PPE	96	126
Increase in allowances and provisions	776	1,027
Share of gain from associates	(90)	(41)
Interest expense accrual	6,538	8,392
Interest income on other financial assets other than cash and cash equivalents	(21,177)	3,559
Income tax	17,061	24,811
Doubtful accounts	-	(130)
Foreign exchange loss	28,102	12,923
Acquisition of Notes result	1,030	807
Gain on monetary position	(9,108)	(21,839)
Changes in assets and liabilities:		
Trade receivables	(7,813)	(10,879)
Other receivables	(6,510)	(8,226)
Inventories	(664)	(1,165)
Trade payables	4,440	5,261
Payroll and social security taxes payable	1,158	538
Taxes payable	310	645
Allowances	(20)	(10)
Contract assets	-	187
Other payables	(32)	32
Interest paid	(5,725)	(7,305)
Income tax paid	(25,688)	(8,360)
Contract liabilities	821	(907)
Derivative financial instruments payments	(109)	(73)
Cash flows provided by operating activities	**35,414**	**59,024**
Cash flows used in investing activities		
Additions to property, plant and equipment	(25,308)	(18,795)
Financial assets not considered cash equivalents	(14,908)	(40,550)
Dividends received	-	354
Cash flows used in investing activities	**(40,216)**	**(58,991)**
Cash flows provided by / (used in) financing activities		
Proceeds from loans	6,165	-
Payment of loans	(86)	-
Cost of adquisition of notes	(2,453)	(1,869)
Cash flows provided by / (used in) financing activities	**3,626**	**(1,869)**
Net variation in cash and cash equivalents	**(1,175)**	**(1,836)**
Cash and cash equivalents at the beginning of the year	8,627	13,682
Monetary result effect on cash and cash equivalents	(4,755)	(3,848)
Foreign exchange gain on cash and cash equivalents	293	630
Cash and cash equivalents at the end of the year	**2,989**	**8,627**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 9, 2023.